Exhibit 99.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Annual Report (Form 40-F) of Stantec Inc. (the “Company”) of our audit reports dated February 24, 2011, with respect to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company, included in the 2010 Financial Review Report to Shareholders of the Company.

Edmonton, Canada
February 24, 2011	Chartered Accountants